UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2008            File No.    0-51352

PowerNova Technologies Corporation.

(Name of Registrant)

1010 – 207 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1H7

(Address of principal executive offices)

1.

Amended Interim Financial Statements (unaudited) for the 3 month period ended August 31, 2008.

2.

Management Discussion and Analysis for the period ended August 31, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerNova Technologies Corporation

(Registrant)

Dated: September 18, 2009	By: /s/ Stuart Lew Stuart Lew, CEO & Director

Exhibits:

99.1

Amended Interim Financial Statements for the 3 month period ended August 31, 2008.

99.2

Management Discussion and Analysis for the 3 month period ended August 31, 2008.